FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                30 November, 2005


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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permitted by Regulation S-T Rule 101(b)(7)

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Form 6-K if submitted to furnish a report or other  document that the registrant
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material  event,  has already been the subject of a Form 6-K submission or other
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                             Yes              No   X

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                                    CONTENTS

1. Management re-structure




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date: 30 November 2005



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Management re-structure












MANAGEMENT RE-STRUCTURE ANNOUNCED



British Airways today announced plans to re-structure its business with a 35 per cent reduction in the number of its 1,715 managers by March 2008.



The figure comprises a 50 per cent reduction in senior managers, from 414 jobs to 207, and a proposed 30 per cent reduction in middle managers from 1,301 jobs to 911 jobs. This brings the total number of job cuts to 597.



Willie Walsh, chief executive, said: "I said when we reported our second quarter financial results last month that our costs were up in most areas and that, as a result, we need to re-energise our efforts to deliver a competitive cost base.



"We must lower our costs so that we can fund future investment in our business. Today marks the start of a renewed effort to deliver our goal of a 10 per cent operating margin. I am confident that these measures, however difficult, will help to build a robust British Airways and one that will benefit from sustained profitability. This action will enable us to carry out the investment we need to make in our business in the coming years in order to deliver a more competitive and efficient airline."



The proposed management job cuts are set to save the airline GBP50 million as part of its drive to achieve a GBP300 million cost reduction programme by March 2007, announced in January 2004.



The company plans to carry out the reduction in the number of senior managers in three phases. Phase one will see 94 of the top executives (23 per cent) leave the business by March 31, 2006.



Further reductions will continue during the next two years with the 50 per cent target achieved by March 2008.



Full proposals and a timetable for achieving the planned 30 per cent reduction in middle managers will be developed and communicated by March 2006.



Mr Walsh added: "We are re-structuring the airline to remove duplication, simplify our core business and provide clearer accountability. Managers will have greater accountability for making decisions, delivering results and leading the business.



"The decision to embark on a major reduction in management numbers is not one I have taken lightly. We have extremely talented managers and they have led the way in transforming our company during the last four years since the tragic events of 9/11.



"But it is essential that we streamline our business further and I believe it is right that we have started by looking closely at the number of senior managers we need to deliver a sustainable, profitable future."



Ends



30 November, 2005
                        134/AP/05